UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

MRU Holdings, Inc.

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

55348A102

(CUSIP Number)

Robert Leifer

Nomura Credit & Capital, Inc.

2 World Financial Center, Building B

New York, New York 10281

(212) 667-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nomura Credit & Capital, Inc. 13-4012258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,549,449 shares.

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,549,449 shares.

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,549,449 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) – 26.3%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the sale by Nomura Credit & Capital, Inc. (“NCCI”) of certain warrants to acquire shares of common stock, par value $0.001 per share (the “Common Stock”), of MRU Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background

NCCI, a subsidiary of Nomura Holdings, Inc., is a Delaware corporation and its principal business is financing and aggregation of assets leading to the securitization of such assets.  NCCI’s principal office and principal place of business are located at 2 World Financial Center, Building B, New York, New York 10281.  During the last five years, NCCI (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, NCCI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
N/A.

Item 4.	Purpose of Transaction

On December 19, 2006, NCCI entered into an agreement to sell 750,000 warrants (the “Purchased Warrants”) to acquire shares of Common Stock of the Issuer (the “Transaction”).  As of December 21, 2006, all material conditions to the effectiveness of this agreement were satisfied.  The Purchased Warrants represent a portion of a warrant held by NCCI (the “Original Warrant”), which is included as Exhibit 99.1 to this Statement.  NCCI is currently evaluating various additional opportunities to sell Common Stock of the Issuer or additional warrants held by it to other private parties.

Item 5.	Interest in Securities of the Issuer

(a)  Following the consummation of the Transaction, NCCI has the right, pursuant to the Original Warrant, to purchase 5,095,004 shares of the Common Stock of the Issuer.  NCCI holds an additional warrant to purchase 1,454,445 shares of Common Stock of the Issuer, which is exercisable on the earlier of (i) February 5, 2007 and (ii) the occurrence of an Acceleration Event, as such term is defined in Warrant No. 2 (“Warrant No. 2”) dated February 4, 2005 issued to NCCI by the Issuer, which is included as Exhibit 99.2 to this Statement.  Using the calculation methodology required by Rule 13-3(d)(1)(i), the number of shares underlying the remainder of the Original Warrant and Warrant No. 2 held by NCCI equals 26.3% of the Issuer’s outstanding Common Stock.

(b)  Assuming exercise by NCCI of the remainder of the Original Warrant and Warrant No. 2, the number of shares as to which there would be sole power to vote or direct the vote and sole power to dispose or direct the disposition of:  6,549,449 shares.

(c) On December 21, 2006, NCCI sold 750,000 warrants to acquire shares of Common Stock of the Issuer. The warrants represent a portion of the Original Warrant, and were sold to a private purchaser.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 19, 2006, NCCI entered into a Securities Purchase Agreement (the “Securities

Purchase Agreement”) by and between NCCI and LB I Group Inc. (“LB I Group”), pursuant to which NCCI agreed, subject to certain conditions, to sell a portion of a warrant held by it representing warrants to acquire 750,000 shares of Common Stock of the Issuer and to sell such warrants to LB I Group in exchange for cash in the amount of $2.00 per warrant.

The description of the Securities Purchase Agreement set forth herein is qualified in its entirety by reference to the actual terms of the Securities Purchase Agreement, which is attached as Exhibit 99.3 to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Warrant No. 5 dated December 21, 2006 to purchase shares of common stock of the Issuer issued to NCCI

99.2

Warrant No. 2 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporated herein by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.3	Securities Purchase Agreement dated December 19, 2006 by and between NCCI and LB I Group

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2006
Date

NOMURA CREDIT & CAPITAL, INC.
/s/ Robert Leifer
Signature
Robert Leifer/Director
Name/Title